723



05008229

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Advent Wireless Inc.

*CURRENT ADDRESS



PROCESSED MAY 23 2005 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82-34625 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/23/05

ADVENT WIRELESS INC.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Advent Wireless Inc. (the "*Company*") will be held at 2550-555 West Hastings Street, Vancouver, British Columbia on Friday, the 27th day of May, 2005, at 10:00 a.m. (the "*Meeting*"), for the following purposes:

1. To receive the financial statements of the Company for the fiscal year ended December 31, 2004, together with the auditors' report thereon and the report of the Directors of the Company.

2. To approve and ratify the actions, deeds, and conduct of the Directors on behalf of the Company since the date of the last Annual General Meeting.

3. To re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, as the Company's auditor.

4. To set the number of Directors at eight.

5. To elect Directors for the ensuing year.

6. To approve the Company's 2005 Stock Option Plan, which shall be limited to 10% of the issued shares of the Company at the time of any granting of options.

7. To approve, by disinterested shareholders, reductions in the exercise prices of previously granted options held by insiders, as more fully set forth in the Information Circular accompanying this Notice of Meeting.

8. To transact any other business which may properly come before the Meeting.

It is important that your shares be represented at this Meeting to ensure a quorum. If you cannot be present to vote in person, please ensure that your proxy or, if a Company, your representative, is appointed and present to vote on your behalf at the Meeting. Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia, this 27th day of April, 2005.

BY ORDER OF THE BOARD

"*Pang Gen Wong*"
President and Director

ADVENT WIRELESS INC.
1103-3779 Sexsmith Road, Richmond, BC V6X 3Z9
Tel: (604) 279-8868 Fax: (604) 279-0880

INFORMATION CIRCULAR
as at **April 27, 2005** (except as indicated)

This information circular ("*Information Circular*") is provided in connection with the solicitation of proxies by the management of **Advent Wireless Inc.** (the "*Company*") for use at the Annual General Meeting of the shareholders of the Company (the "*Meeting*") to be held on **May 27, 2005,** at 2550-555 West Hastings Street, Vancouver, British Columbia, at 10:00 am. (Vancouver time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General Meeting ("*Notice of Meeting*").

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the Directors and officers of the Company. The cost of such solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are Directors and/or officers of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.** Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder's shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of Pacific Corporate Trust Company in Vancouver by fax: (604)-689-8144 or by mail or by hand at 625 Howe Street, 10th Floor, Vancouver, British Columbia V6C 3B8 not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with Pacific Corporate Trust Company by fax: (604) – 689 - 8144 or by mail or by hand at 625 Howe Street, 10th Floor, Vancouver, British Columbia V6C 3B8 at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting. Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them. Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder's shares shall be voted accordingly.

In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered shareholders" because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "*Non-Registered Holder*") but which are registered either: (a) in the name of an intermediary (an "*Intermediary*") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("*CDS*")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "*Meeting Materials*") to the clearing agencies and the Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the offices of the Company as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "*proxy authorization form*") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary of its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

RECORD DATE

The Company has set the close of business on **April 27, 2005** as the record date (the "*Record Date*") for the Meeting. Only the registered holders of common shares, and those beneficial holders entitled to receive notice pursuant to NI 54-101 through their intermediaries, as at that date, are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his or her shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests at least 10 days prior to the Meeting that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Management of the Company are soliciting proxies by issuance of this Information Circular. As such, all Directors and executive officers, their present offices, and their shares beneficially owned in the Company, directly or indirectly, are as follows:

Name	**Office**	**Number of Common Shares[(1)]**
Pang Gen Wong	President and Director	290,444
Edgar Pang	Secretary and Director	215,466
Anthony Kei-Fat Chan	Director	807,562
Sin-Kuen Yau	Director	453,333
Bill Hui	Director	nil
Alice Chiu	Director	1,162,083
Rebecca Chui	Director	73,333
Ken Vong	Director	294,990
Victor Chui	Former Director (now deceased)	nil

Notes:

(1) This information has been furnished by the respective current Directors as of April 27, 2005 and by the Estate of Mr. Victor Chui with respect to the holdings of the Estate of Mr. Chui.

Other than as specifically discussed in this Information Circular, no Director or executive officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Company, with the exception that certain Directors and officers have been granted stock options.

VOTING RIGHTS AND PRINCIPAL HOLDERS OF SECURITIES

The Company is authorized to issue 100,000,000 common shares without par value of which **11,105,519** common shares are issued and outstanding as at the Record Date.

To the knowledge of the management of the Company, the following beneficially own, directly or indirectly, or exercise control or direction, over common shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Shareholder Name And Address	Number Of Shares Held	Percentage Of Issued Shares
CDS & Co. Toronto, Ontario[(1)]	**2,529,504**[(2)]	**22.78%**
Alice Man Yee Chiu Richmond, BC	**1,162,083**	**10.46%**

Notes:

(1) CDS is a clearing agency.

(2) The information as to the shares beneficially owned by CDS is not within the knowledge of the Company and has been extracted from the register of shareholders maintained by the registrar and transfer agent for the Company's shares.

EXECUTIVE COMPENSATION

The following terms have the meanings set out below:

Chief Executive Officer ("*CEO*") means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

Chief Financial Officer ("*CFO*") means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

Long Term Incentive Plan ("*LTIP*") means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do no include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

Named Executive Officers ("*NEO's*") means the following individuals:

(a) each CEO;

(b) each CFO;

(c) each of the Company's three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Stock Appreciation Rights ("*SAR's*") means a right, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

Summary Compensation Table

The following table sets forth all compensation for all years indicated in respect of the individuals who were NEOs of the Company as of December 31, 2004.

NEO Name and Principal Position	Year Ended Dec. 31	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Pang Gen Wong, President[1]	2004 2003[1]	$3,000[3] $30,798	$500 Nil	Nil Nil	110,000 Nil	Nil Nil	Nil Nil	Nil Nil
Victor Chui, former President	2004 2003[2] 2002	- Nil Nil	- Nil Nil	- Nil Nil	- Nil Nil	- Nil Nil	- Nil Nil	- Nil Nil
Edgar Pang, CFO	2004 2003 2002	$3,000[3] Nil Nil	$2,500 Nil Nil	Nil Nil Nil	300,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:
(1) Mr. Wong was appointed President of the Company on June 18, 2003.
(2) Mr. Chui resigned as President of the Company on June 18, 2003.
(3) Effective January 1, 2004, Directors each receive a salary of $3,000 per annum and an additional amount of $500 per Director for each Directors' meeting personally attended by the Director.

Options/SARs Grants to NEOs During The Most Recently Completed Financial Year

The table below sets out, on an aggregate basis, the number of common shares of the Company acquired through stock options by the NEOs under the Company's stock option plan during the financial year ended December 31, 2004 and the number and value of unexercised options as at December 31, 2004.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[1] ($)	Unexercised Option/SARs at FY-End (#) Exercisable /Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($)[2] Exercisable /Unexercisable
Pang Gen Wong	110,000	N/A	110,000[3]	$4,400
Edgar Pang	300,000	N/A	300,000[3]	$12,000

Notes:
(1) Aggregate Value Realized is the difference between the market price of the Company's common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.
(2) Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Company on the TSX Venture Exchange on December 31, 2004 of $0.56 and the exercise price of options outstanding, multiplied by the number of common shares purchasable under such options.
(3) These options are exercisable at a price of $0.51 per share until 4:30 pm on November 25, 2005.

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year and Financial Year-End Option/SARs Values

No options were exercised by any NEOs during the financial year ended December 31, 2004.

Option and SAR Repricings

During the financial year ended December 31, 2004, no options to NEOs were repriced.

LTIPs – Awards in Most Recently Completed Financial Year

The Company did not make any awards to the NEOs under its Long-Term Incentive Plans during the financial year ended December 31, 2004.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between the Company and the NEOs. Refer to "Compensation of Directors" below for information on other compensation paid to the NEOs during the financial year ended December 31, 2004.

There is no compensatory plan or arrangement with respect to the NEOs resulting from the resignation, retirement or any other termination of employment of the officers' employment or from a change of the NEOs' responsibilities following a change in control.

Compensation of Directors

Commencing on January 1, 2005, each Director of the Company receives a salary of $3,000 per annum and an additional $500 per Director for each Directors meeting personally attended by the Director.

During the year ended December 31, 2004, the following Directors were paid as follows:

(i) During the year ended December 31, 2004, a total of $3,500 was paid to Pang Gen Wong, President and a Director of the Company, for Director's fees.

(ii) During the year ended December 31, 2004, a total of $5,500 was paid to Edgar Pang, Secretary and a Director of the Company, for Director's fees.

(iii) During the year ended December 31, 2004, a total of $3,500 was paid to Anthony Kei-Fat Chan, a Director of the Company, for Director's fees.

(iv) During the year ended December 31, 2004, a total of $5,000 was paid to Sin-Kuen Yau, a Director of the Company, for Director's fees.

(v) During the year ended December 31, 2004, a total of $5,500 was paid to Bill Hui, a Director of the Company, for Director's fees.

(vi) During the year ended December 31, 2004, a total of $3,500 was paid to Alice Chiu, a Director of the Company, for Director's fees.

(vii) During the year ended December 31, 2004, a total of $3,500 was paid to Rebecca Chui, a Director of the Company, for Director's fees.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former Directors, executive officers or employees of the Company or persons who were Directors, executive officers or employees of the Company at any time during the Company's last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates of affiliates of such persons are or have been indebted to the Company (of its subsidiaries) at any time since the beginning of the last completed financial year ending December 31, 2004. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the Directors, executive officers, or other informed persons of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company's last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

MANAGEMENT CONTRACTS

During year ended December 31, 2004, no management functions of the Company were to any substantial degree performed by a person other than the Directors or executive officers of the Company.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("*MI 52-110*") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors, as set forth in the following.

The Company's Audit Committee is governed by an Audit Committee Charter, the text of which is attached as Schedule "A" to this Information Circular.

The Company's Audit Committee is comprised of three Directors: Sin-Kuen Yau, Bill Hui and Ken Vong. As defined in MI 52-110, all are "*independent*".

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditors in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirement of MI 52-110, in whole or in part.

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board. The engagement of non-audit services will be considered by the Company's Board of Directors on a case by case basis.

In the following table, "*audit fees*" are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year. "*Audit-related fees*" are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "*Tax fees*" are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning. "*All other fees*" are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2004	$44,500	N/A	N/A	N/A
December 31, 2003	$40,425	N/A	N/A	N/A

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Annual Report and Financial Statements

The Board of Directors has approved all of the information in the Annual Report of the Company, including the audited financial statements for the year ended December 31, 2004. A copy of the Annual Report, including the audited financial statements, is enclosed with this Information Circular.

2. Ratification of Acts of Directors

Management of the Company intends to propose a resolution to ratify, confirm and approve all actions, deeds and conduct of the Directors on behalf of the Company since the date of the last Annual General Meeting.

3. Re-Appointment of Auditors

Shareholders of the Company will be asked to vote for the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, as the Company's auditor, to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors.

4. Set Number of Directors

Management of the Company intends to propose a resolution to set the number of Directors at eight.

5. Election of Directors

It is proposed that the below-stated nominees be elected at the Meeting as Directors of the Company for the ensuing year. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the election of the nominees listed below to the Board of Directors. Each Director elected will hold office until the close of the next Annual General Meeting, or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated.

Management of the Company does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

The following table sets out the names of management's nominees for election as Directors, all offices in the Company each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at April 27, 2005.

Name, Municipality of Residence and Position Held	**Principal Occupation for the Past Five Years**	**Director of the Company Since**	**Number of Shares Beneficially Owned or Controlled(1)**
PANG GEN WONG Richmond, BC President and Director	Vice President, Am-Call Wireless Inc. (1995-present).	April 2, 2003	290,444
EDGAR PANG Markham, ON Secretary and a Director	Vice-President-Finance, Am-Call Wireless Inc. (1991-present).	April 24, 1992	215,466
ANTHONY KEI-FAT CHAN Coquitlam, BC Director	Vice President, Am-Call Wireless Inc. (1993-present).	April 24, 1992	807,562
SIN-KUEN YAU Vancouver, BC Director	Sales Manager, Am-Call Wireless Inc. (1992-present).	April 24, 1992	453,333
BILL HUI Vancouver, BC Director	President (Founder) Conett Developments Ltd.	June 18, 2003	nil
ALICE CHIU West Vancouver, BC Director	PR Manager, AM-Call Wireless Inc. (1994-present).	February 6, 2004	1,162,083
REBECCA CHUI North Vancouver, BC Director	Administration Manager, AM-Call Wireless Inc. (1992-present).	February 5, 2004	73,333
KEN VONG Richmond, BC Director	Self-employed consultant (2001-present), Vice-President, Am-Call Paging Corp. (1992-2001)	November 1, 2004	294,990

Notes:
(1) This information has been furnished by the respective Directors.

6. Stock Option Plan

The policies of the TSX Venture Exchange (the "*Exchange*") require all listed companies to establish an incentive stock option plan and to have the plan presented to shareholders for approval. At the Meeting, the management of the Company will ask the shareholders to approve a 10% stock option plan (the "*2005 Plan*").

The 2005 Plan will consist of shares of the Company's authorized but unissued common shares and will be limited to 10% of the issued common shares of the Company at the time of any granting of options (on a non-diluted basis). Any previously granted options will be deemed to be accepted into and governed by the 2005 Plan, and if any options granted expire or terminate for any reason without having been exercised in full, the unpurchased shares shall again be available under the 2005 Plan.

A copy of the 2005 Plan is available for review at the registered and records office of the Company, at 2550-555 West Hastings Street, Vancouver, British Columbia V6B 4N5 during normal business hours up to and including the date of the Meeting.

The Company is asking shareholders to approve the following resolutions:

"Resolved that, subject to regulatory approval:

1. the Company's 2005 stock option plan (the *"Plan")* be and it is hereby adopted and approved;
2. the Board of Directors be authorized to grant options under and subject to the terms and conditions of the Plan, which may be exercised to purchase up to 10% of the issued common shares of the Company;
3. the outstanding stock options which may have been granted prior to the implementation of the Plan shall, for the purpose of calculating the number of stock options that may be granted under the Plan, be treated as options granted under the Plan; and
4. the Directors and officers of the Company be authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions."

7. Disinterested Amendments To Incentive Stock Options Held By Insiders

Exchange policy also requires that listed companies obtain the approval of disinterested shareholders for reductions in the exercise prices of options granted to insiders. This policy provides that such disinterested shareholder approval must take place at a meeting of the shareholders. For the purposes of the approval to the resolution described under this section, "*disinterested shareholder approval*" means a simple majority of all shares voted, with any shares owned by insiders of the Company, either directly or beneficially, being excluded from such vote.

During the past fiscal year, the Company has not reduced the price of any incentive stock options held by insiders. However, the approval of disinterested shareholders will be sought at the Meeting for such reductions, which may occur in the ensuing year.

ADDITIONAL INFORMATION

Additional information relating to the Company concerning the Company and its operations is available on SEDAR at www.sedar.com. Financial information concerning the Company is provided in its comparative financial statements and management's discussion and analysis for the Company's most recently completed financial year. Copies of this information are available either on SEDAR or by contacting the Company at its registered and records office located at 2550 – 555 West Hastings Street, Vancouver, British Columbia V6B 4N5; Phone: (604) 684-2550; Fax: (604) 684-0916.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

OTHER MATTERS TO BE ACTED UPON

Management of the Company is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting. However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

Dated this 27th day of April, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS

"*Pang Gen Wong*"
President and Director

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
OF
ADVENT WIRELESS INC.

CHARTER

I. PURPOSE

The Audit Committee is established by and amongst the Board of Directors for the primary purpose of assisting the Board in:

- overseeing the integrity of the Organization's financial statements,
- overseeing the Organization's compliance with legal and regulatory requirements,
- overseeing the independent auditor's qualifications and independence, and
- overseeing the Organization's system of disclosure controls and system of internal controls regarding finance, accounting, legal compliance, and ethics that management and the Board have established.

Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Organization's policies, procedures and practices at all levels. The Audit Committee should also provide an open avenue of communication among the independent auditors, financial and senior management, and the Board of Directors.

The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting, or other advisors as deemed appropriate to perform its duties and responsibilities.

The Organization shall provide appropriate funding, as determined by the Audit Committee, for compensation to the independent auditor and to any advisers that the Audit Committee chooses to engage.

The Audit Committee will primarily fulfill its responsibilities by carrying out the activities enumerated in Section III of this Charter. The Audit Committee will report regularly to the Board of Directors regarding the execution of its duties and responsibilities.

II. COMPOSITION AND MEETINGS

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent directors (as defined by all applicable rules and regulations), and free from any relationship (including disallowed compensatory arrangements) that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. All members of the Committee shall have a working familiarity with basic finance and accounting practices. The Board shall determine whether at least one member of the Committee qualifies as an "audit committee financial expert" in compliance with the criteria established by the relevant regulations.

The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board or until their successors shall by duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. Each regularly scheduled meeting shall conclude with an executive session of the Committee absent members of management and on such terms and conditions as the Committee may elect. As part of its job to foster open communication, the Committee should meet periodically with management and the independent auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee should meet once per year with the independent auditors and management to discuss the annual financial statements.

III. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

Documents/Reports/Accounting Information Review

1. Review this Charter periodically, at least annually, and recommend to the Board of Directors any necessary amendments as conditions dictate.
2. Review and discuss with management the Organization's annual financial statements, quarterly financial statements, and all internal controls reports (or summaries thereof). Review other relevant reports or financial information submitted by the Organization to any governmental body, or the public, including management certifications as required by the Board.
3. Recommend to the Board whether the financial statements should be included in the Annual Report. Review with financial management and the independent auditors the annual statements prior to their filing or prior to publication.

Independent Auditors

4. Appoint (subject to member ratification, if applicable), compensate, and oversee the work performed by the independent auditor for the purpose of preparing or issuing an audit report or related work. Review the performance of the independent auditors and remove the independent auditors if circumstances warrant. The independent auditors shall report directly to the Audit Committee and the Audit Committee shall oversee the resolution of disagreements between management and the independent auditors in the even that they arise. Consider whether the auditor's performance of permissible non audit services is compatible with the auditor's independence.
5. Review with the independent auditor any problems or difficulties and management's response; review the independent auditor's attestation and report on management's internal control report; and hold timely discussions with the independent auditors regarding the following:
    - all critical accounting policies and practices;
    - all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor;
    - other material written communications between the independent auditor and management including, but not limited to, the management letter and schedule of unadjusted differences; and
    - an analysis of the auditor's judgment as to the quality of the Organization's accounting principles, setting forth significant reporting issues and judgments made in connection with the preparation of the financial statements.
6. At least annually, obtain and review a report by the independent auditor describing:
    - the firm's internal quality control procedures;
    - any material issues raised by the most recent internal quality-control review, peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and
    - (to assess the auditor's independence) all relationships between the independent auditor and the Organization.
7. Review and pre-approve both audit and non audit services to be provided by the independent auditor. This duty may be delegated to one or more designated members of the Audit Committee with any such pre-approval reported to the Audit Committee at its next regularly scheduled meeting. Approval of non audit services shall be disclosed to members in the Annual Report.
8. Set clear hiring policies, compliant with governing laws or regulations, for employees or former employees of the independent auditor.

Financial Reporting Processes and Accounting Policies

9. In consultation with the independent auditors, review the integrity of the Organization's financial reporting processes (both internal and external), and the internal control structure (including disclosure controls).
10. Review with management major issues regarding accounting principles and financial statement presentations, including any significant changes in the Organization's selection or application of accounting principles, and major issues as to the adequacy of the Organization's internal controls and any special audit steps adopted in light of material control deficiencies.
11. Review analyses prepared by management (and the independent auditor as noted in item 5 above) setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements.
12. Review with management the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Organization.
13. Review and approve all related party transactions.
14. Establish and maintain procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting, or auditing matters.
15. Establish and maintain procedures for the confidential, anonymous submission by Organization employees regarding questionable accounting or auditing matters.

Ethical Compliance, Legal Compliance, and Risk Management

16. Establish, review and update periodically a Code of Ethical Conduct and ensure that management has established a system to enforce this Code. Ensure that the code is in compliance withal applicable rules and regulations.
17. Review management's monitoring of the Organization's compliance with the Organization's Ethical Code, and ensure that management has the proper review system in place to ensure that Organization's financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.
18. Review with the Organization's counsel, legal compliance matters.
19. Review, with the Organization's counsel, any legal matter that could have a significant impact on the Organization's financial statements.
20. Discuss policies with respect to risk assessment and risk management. Such discussions should include the Organization's major financial and accounting risk exposures and the steps management has undertaken to control them.

Other Responsibilities

21. Review with the independent auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. (This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.)
22. Annually, perform a self-assessment relative to the Audit Committee's purpose, duties and responsibilities outlined herein.
23. Perform any other activities consistent with this Charter, the Organization's by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

EFFECTIVE DATE: JUNE 1, 2004

Advent Wireless Inc.

Consolidated Financial Statements
December 31, 2004 and 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

April 1, 2005

Auditors' Report

To the Shareholders of
Advent Wireless Inc.

We have audited the consolidated balance sheets of **Advent Wireless Inc.** as at December 31, 2004 and 2003 and the consolidated statements of earnings, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Advent Wireless Inc.
Consolidated Balance Sheets
As at December 31, 2004 and 2003

	2004 $	2003 $
Assets		
Current assets		
Cash and cash equivalents	1,535,153	216,766
Accounts receivable	1,909,606	1,585,924
Inventories	562,694	607,531
Prepaid expenses	34,708	290,869
Future income tax asset (note 10(b))	-	57,000
	4,042,161	2,758,090
Property and equipment (note 4)	1,897,589	1,543,784
Intangible assets (note 5)	285,928	445,031
Future income tax asset (note 10(b))	98,000	92,000
	6,323,678	4,838,905
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	2,630,370	2,015,892
Income taxes payable	460,491	-
Deferred revenue	47,365	61,031
Mortgage loans (note 7)	246,095	444,429
	3,384,321	2,521,352
Customer deposits	11,163	10,077
Advances from shareholders (note 6)	-	250,000
	3,395,484	2,781,429
Shareholders' Equity		
Capital stock (note 8)	3,791,160	3,791,160
Contributed surplus (note 8)	569,137	-
Deficit	(1,432,103)	(1,733,684)
	2,928,194	2,057,476
	6,323,678	4,838,905

Commitments (note 11)

Approved by the Board of Directors

(signed) Edgar Pang Director (signed) Gen Wong Director

Advent Wireless Inc.

Consolidated Statements of Deficit

For the years ended December 31, 2004 and 2003

	2004 $	2003 $
Deficit - Beginning of year	(1,733,684)	(2,046,434)
Net earnings for the year	301,581	312,750
Deficit - End of year	(1,432,103)	(1,733,684)

Advent Wireless Inc.

Consolidated Statements of Earnings

For the years ended December 31, 2004 and 2003

	2004 $	2003 $
Revenue	14,767,090	10,447,526
Cost of sales	8,862,177	7,138,447
	5,904,913	3,309,079
Expenses		
General and administration	4,166,252	2,939,828
Stock-based compensation	569,137	-
Amortization of property and equipment	145,437	73,884
Amortization of intangible assets	132,339	22,243
Bank charges and interest	55,335	81,632
Interest on mortgage loans	18,835	27,742
Loss on sale of retail location (note 3)	4,506	-
	5,091,841	3,145,329
Earnings before income taxes	813,072	163,750
(Provision for) recovery of income taxes (note 10)	(511,491)	149,000
Net earnings for the year	301,581	312,750
Earnings per share (note 9)		
Basic	0.027	0.052
Diluted	0.027	0.052

Advent Wireless Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2004 and 2003

	2004 $	2003 $
Cash flows from operating activities		
Net earnings for the year	301,581	312,750
Items not affecting cash		
Amortization of property and equipment	145,437	73,884
Amortization of intangible assets	132,339	22,243
Stock-based compensation	569,137	-
Loss on sale of retail location	4,506	-
Future income taxes	51,000	(149,000)
	1,204,000	259,877
Changes in non-cash working capital		
Accounts receivable	(323,682)	(838,242)
Inventories	44,837	(88,002)
Prepaid expenses	256,161	(230,058)
Accounts payable and accrued liabilities	614,478	151,673
Income taxes payable	460,491	-
Deferred revenue	(13,666)	(27,842)
	1,038,619	(1,032,471)
	2,242,619	(772,594)
Cash flows from investing activities		
Business acquisition (note 3)	-	(657,194)
Proceeds from sale of retail location	50,000	-
Purchase of property and equipment	(526,984)	(194,131)
	(476,984)	(851,325)
Cash flows from financing activities		
Increase in share capital	-	1,100,000
Increase in customer deposits	1,086	1,896
Advances from shareholders	50,000	50,000
Repayment of advances from shareholders	(300,000)	(800,000)
Repayment of mortgage loans	(198,334)	(153,189)
	(447,248)	198,707
Increase (decrease) in cash and cash equivalents	1,318,387	(1,425,212)
Cash and cash equivalents - Beginning of year	216,766	1,641,978
Cash and cash equivalents - End of year	1,535,153	216,766
Supplementary cash flow information		
Interest paid	37,039	120,044
Interest received	4,927	9,302

1 Nature of operations

Advent Wireless Inc., together with its wholly-owned subsidiary, (the company), is an independent specialty retailer of cellular and wireless products, services and accessories, with 16 stores in Canada (10 in Toronto and 6 in Vancouver).

These consolidated financial statements of the company have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business. The shareholders' deficit position has improved in the year to $1,432,103 (2003 - $1,733,684). Management believes that the return to profitability and cash generated from operations of $2,242,619 make the use of the going concern basis appropriate.

2 Significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of Advent Wireless Inc. and its wholly-owned subsidiary, Am-Call Wireless Inc.

Revenue recognition

The company earns revenue from several sources. The principal sources of revenue to the company and recognition of these revenues for financial statement purposes are as follows:

a) Sales of cellular phones, pagers, and related products are recognized when goods are sold to customers, which is usually at the point of sale through one of its retail stores.

b) Monthly commission revenue in connection with cellular phones activation is recorded in the month in which services are provided.

c) Pager and airtime rental is recognized as revenue when services are provided.

Inventories

Inventories are valued at the lower of cost and net realizable value.

Property and equipment

Property and equipment are stated at cost. Amortization is provided at the following annual rates:

Building	4% declining balance
Computer hardware, paging services operating system and terminal	30% declining balance
Signs, furniture, fixtures and equipment	20% declining balance
Leasehold improvements	straight-line over terms of leases

Management reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed by management comparing the carrying amount to the estimated future net cash flows the assets are expected to generate. Where the carrying value exceeds estimated net cash flows, the assets are written down to fair value.

The paging services operating system is used for paging and cellular phone customers in the areas of operator assistance, secretarial, answering, customer billing and recording functions. The cost of the system consists of computer hardware, software, development and staff training costs.

Intangible assets

Intangible assets with finite lives acquired in a business acquisition or other transaction are amortized on a straight-line basis over their estimated useful lives as follows:

Non-competition agreements	3 years
Customer contracts and related customer relationships	5 years

Management reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed by management comparing the carrying amount to the estimated future net cash flows the assets are expected to generate. Where the carrying value exceeds the estimated net cash flows the assets are written down to fair value.

Deferred revenue

Deferred revenue represents payments received in advance from customers for pager rentals and monthly air-time charges.

Customer deposits

Customer deposits represent security deposits for rental pagers to be refunded to customers upon the termination of rental contracts. Such deposits are not likely to be refunded within the next 12 months in the normal course of business.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Cash and cash equivalents

Cash and cash equivalents consist of cash in bank and bank lines of credit, which are an integral part of the company's cash management.

Stock-based compensation plans

The company has stock-based compensation plans as described in note 8. The company accounts for stock option grants under these plans using the fair value method of accounting for stock-based compensation. Accordingly, the company measures the fair value of stock option grants and records that fair value as compensation expense over the vesting period of those grants, and an equal amount is recorded in contributed surplus. Upon exercise of stock option, the amount of compensation expense previously recorded in contributed surplus is moved to share capital.

Income taxes

Income taxes are calculated using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising from the acquisitions of assets or business may result in future income tax liabilities or assets.

3 Business acquisition and disposal

Effective November 1, 2003, the company acquired certain assets from Cellular Master Inc. (CMI), including property leases and leasehold improvements related to retail locations in Ontario, customer contracts and related customer relationships, inventory and the associated Rogers Dealer Agreement. The total cash consideration paid was $357,194.

The company also signed non-competition agreements with certain members of senior management of CMI. The company paid $300,000 in connection with these agreements.

During the year ended December 31, 2004, the company sold a retail location previously acquired from CMI, including leasehold improvements and related customer contracts and relationships for a loss of $4,506. The total cash proceeds were $50,000.

The acquisition is accounted for by the purchase method. The allocation of the purchase price to the fair value of the assets acquired was as follows:

	$
Leasehold improvements	133,016
Inventory	56,904
	189,920
Intangible assets:	
Customer contracts and related customer relationships	167,274
Non-competition agreements	300,000
	467,274
	657,194

In connection with the acquisition, the asset purchase agreement provided the company with an option to buy or lease two additional locations from CMI. This option was exercised. Furthermore, the company entered into a consulting agreement for management consulting services by certain members of senior management of CMI. The cost of the consulting fees will be expensed as the services are received under this agreement. During the year ended December 31, 2004, all the services were received and paid for.

4 Property and equipment

			2004	2003
	Cost $	Accumulated amortization $	Net $	Net $
Land	718,860	-	718,860	613,732
Building	1,029,362	193,221	836,141	671,690
Leasehold improvements	453,047	201,211	251,836	183,119
Paging services operating system and terminal	129,207	121,863	7,344	10,137
Furniture, fixtures and equipment	134,795	123,276	11,519	14,258
Computer hardware	122,273	76,268	46,005	29,549
Signs	72,173	46,289	25,884	21,299
	2,659,717	762,128	1,897,589	1,543,784

5 Intangible assets

			2004	2003
	Cost $	Accumulated amortization $	Net $	Net $
Non-competition agreements	300,000	116,667	183,333	283,333
Customer contracts and related customer relationships	133,819	31,224	102,595	161,698
	433,819	147,891	285,928	445,031

6 Advances from shareholders

Advances from certain shareholders bear interest at 5% (2003 - 5%) and are due twelve months plus one day after the date of demand for repayment. During the year ended December 31, 2004, all outstanding amounts were repaid.

During the year, $7,083 (2003 - $36,875) of interest was expensed.

7 Mortgage loans

	2004 $	2003 $
Mortgage with interest at prime plus 0.75% and term ending May 30, 2004, monthly repayments of $1,072 including interest, amortized over a remaining term of 11 years, secured by retail premises	109,643	117,083
Mortgage with interest at prime plus 0.875% and term ending September 30, 2004, monthly repayments of $3,150 including interest, amortized over a remaining term of 16 years, secured by retail premises	136,452	166,753
Mortgage with interest at prime plus 1% and term ending October 16, 2004, monthly principal repayments of $917 plus interest, amortized over a remaining term of 7 years, secured by retail premises	-	97,255
Mortgage with interest at prime plus 1% and term ending August 1, 2004, monthly principal repayments of $792 plus interest, amortized over a remaining term of 9 years, secured by retail premises	-	63,338
	246,095	444,429

Subsequent to year-end, all outstanding mortgage loans were repaid.

8 Capital stock

Authorized
100,000,000 common shares without par value

Issued and outstanding

	Number of shares	Amount $
Balance - December 31, 2002	12,691,556	2,691,160
Share consolidation 3:1	4,230,519	2,691,160
Private placement	6,875,000	1,100,000
Balance - December 31, 2003 and 2004	11,105,519	3,791,160

On August 19, 2003, the company consolidated its common shares at a ratio of 3:1, issuing one new common share for each 3 common shares outstanding.

a) Private placement

On September 30, 2003, the company issued 6,875,000 shares at $0.16 per share for $1,100,000 through a private placement.

b) Stock options

On November 25, 2004, the company issued 1,000,000 stock options to certain directors and employees of the company at an exercise price of $0.51 per share. These options vested immediately and expire on November 24, 2005.

A summary of the company's stock option plan as at December 31, 2004 and 2003 and changes during the period ended on the dates is presented below:

	2004		2003	
	Number of options (000s)	Weighted average exercise price $	Number of options (000s)	Weighted average exercise price $
Granted	1,000	0.51	-	-
Outstanding - End of year	1,000	0.51	-	-

Options outstanding and exercisable at December 31, 2004:

Number (000s)	Weighted average contractual life (years)	Weighted average exercise price $
1,000	1	0.51

The fair value of the 1,000,000 stock options granted in 2004 was $569,137 (2003 - $nil). The fair value of these options was determined using a Black-Scholes option pricing model, using the following assumptions:

Risk-free interest rate	2.70%
Dividend yield	$0.00
Expected life	1 year
Volatility	214%

9 Earnings per share

	2004 $	2003 $
Net earnings applicable to common shares	301,581	312,750
Weighted average number of common stock outstanding	11,105,519	6,001,066
Effect of dilutive stock options	232,159	-
Weighted average number of diluted common stock outstanding	11,337,678	6,001,066
Basic earnings per share	0.027	0.052
Diluted earnings per share	0.027	0.052

The earnings per share has been adjusted retroactively to reflect the change in outstanding common shares due to a 3:1 share consolidation during the year ended December 31, 2003.

10 Income taxes

a) Income tax rate reconciliation:

The effective income tax rate differs from the statutory rate that would be obtained by applying the combined Canadian basic federal and provincial income tax rate to earnings before taxes. These differences result from the following items:

	2004	2003
Combined Canadian basic federal and provincial income tax rate	36.02%	36.89%
	$	$
Income tax provision at statutory rate	497,872	60,407
Increase (decrease) resulting from:		
Income tax expense (recovery) at statutory rate		
Permanent differences	14,316	2,613
Change in valuation allowance	-	(231,000)
Effect of change in statutory tax rates	1,515	18,980
Other	(2,212)	-
Income tax expense (recovery)	511,491	(149,000)

b) Significant components of the company's future income tax assets are as follows:

	2004 $	2003 $
Non-capital losses (note 10(c))	5,000	90,000
Property and equipment	39,000	31,000
Intangible assets	54,000	28,000
	98,000	149,000
As reported in the balance sheet:		
Current future income tax asset	-	57,000
Non-current future income tax asset	98,000	92,000
	98,000	149,000

Future income tax assets are evaluated and if realization is not considered more likely than not a valuation allowance is provided.

c) The company has accumulated losses for income tax purposes that may be deducted in the calculation of future taxable income. These non-capital losses will expire as follows:

	$
2005	11,041
2006	1,468
	12,509

11 Commitments

The company has entered into leases for fourteen retail and office premises that expire between 2005 and 2009. Minimum lease payments are as follows:

	$
2005	290,783
2006	259,376
2007	188,688
2008	139,053
2009	24,249
	902,149

The company has an operating line of credit of $300,000 guaranteed by a general security agreement and an assignment of books debts, inventory and fire insurance proceeds, bearing interest at prime rate plus 1.5% (2003 - prime plus 1.5%). No amount has been drawn under this line of credit at December 31, 2004 (2003 - $nil).

As part of the asset purchase agreement with CMI (note 3), the company took assignment of a purchase and sale agreement for the purchase of a retail location for $258,800. As at December 31, 2004, a balance of $nil (2003 - $207,040) is payable upon the closing date of the contract.

As at December 31, 2004, a balance of $nil (2003 - $187,500) is payable under the consulting agreement for management consulting services (note 3) upon receipt of such services by the company.

12 Financial instruments

Fair values of financial assets and liabilities

In management's opinion, the book values of financial assets and liabilities approximate the fair values of these instruments. The following summarizes the major methods and assumptions used in estimating the fair value of financial instruments:

a) Short-term financial instruments are valued at their carrying amounts included in the balance sheet, which are reasonable estimates of fair values due to the relatively short period to maturity of the instruments. This approach applies to cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities, and income taxes payable.

b) The advances from shareholders are valued at their carrying amount included in the balance sheet. Fair value is not practicable to estimate because the advances are non-arm's length and without specific terms of repayment.

c) Rates currently available to the company for mortgage loans with similar terms and remaining maturities are used to estimate the fair value of existing borrowings.

Interest rate risk exposure

All of the company's financial assets and liabilities are non-interest bearing except cash and cash equivalents, which bear a floating interest rate, and advances from shareholders, mortgage loans, and the operating line of credit, which bear interest as described in notes 6, 7 and 11 respectively.

Credit risk and economic dependence

For the year ended December 31, 2004 and 2003, the company earned a significant portion of its revenue from Rogers Wireless. The company's exposure to credit risk is limited to the carrying value of its accounts receivable. As at December 31, 2004, approximately 97% (2003 - 99%) of the accounts receivable balance and 59% (2003 - 60%) of revenues for the year then ended were derived as commissions revenue from Rogers Wireless, a subsidiary of Rogers Communications Inc.

13 Related party transactions

During the year ended December 31, 2004, fees amounting to $30,000 (2003 - $nil) were paid to directors of the company.

Also see note 6.

Advent Wireless Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Advent Wireless Inc., together with its wholly owned subsidiary, Am-Call Wireless Inc., is an independent specialty retailer of cellular and wireless products, services and accessories, with 16 stores in Canada (10 in Toronto and 6 in Vancouver).

The Company's business strategy is to offer one-stop shopping for consumers to purchase voice and data enabled cellular devices, paging, and other wireless products and accessories. It also sells auxiliary products such as hi-speed internet and digital cable services.

The Company has historically focused on the ethnic Asian markets in Toronto and Vancouver, supported by knowledgeable customer service representatives who speak both English and Chinese, while offering a wide range of products and services at competitive prices through conveniently located and attractively designed stores.

The Company believes that this strategy provides it with a competitive advantage by combining product selection, competitive prices and knowledgeable service in the customers' native language, results in longer term subscription with a lower cancellation rate.

2004 expansion

In April 2004, the Company opened its store at the Aberdeen Centre in Richmond B.C., which is widely accepted to be the "Landmark" shopping mall in the area. The presence of the Company in this prestigious mall would further strengthen our presence in that Province. The total number of stores in Vancouver as at December 31, 2004 is 6.

During 2004, the Company opened two more stores in Toronto. In an effort to diversify into other demographics, both of these stores are located in "mixed ethnic" neighborhoods. The Company also sold one of its stores in 2004, ending the year with a total of 10 stores.

Selected annual information

	Dec-02	Dec-03	Dec-04
Revenue	9,636,772	10,447,526	14,767,090
Cost of sales	7,101,362	7,138,447	8,862,177
Earnings before income taxes	59,734	163,750	813,072
Net earnings	59,734	312,750	301,581
Assets	4,203,617	4,838,905	6,323,678
Liabilities	3,558,891	2,781,429	3,395,484
Basic earnings per share	0.014	0.052	0.027
Diluted earnings per share	0.014	0.052	0.027

Results of operations

The Company reported a 41% increase in revenue, to $14,767,090 for the year ended December 31, 2004, compared to $10,447,526 in 2003.

The total number of paging and cellular subscribers increased by 9% from 65,712 at year end 2003 to 71,611 at year end 2004. While cellular subscriber base increased, the Company's paging subscriber base continued its downward trend in 2004. This situation is expected to continue into 2005.

Gross profit margin improved from 32% in 2003 to 40% in 2004, from $3,309,079 in 2003 to $5,904,913 in 2004. This significant increase in margin is due to the Company's store expansion program and the economy of scale achieved. More emphasis on margin based products such as hi-speed and digital cable also helped to increase margin.

General and Administration expenses increased by 42% to $4,166,252 in 2004, compared to $2,939,828 in 2003. This increase echoed the increased in Revenue in 2004.

On November 25, 2004, the Company issued 1,000,000 stock options to certain directors and employees at an exercise price of $0.51 per share. The fair value of these 1,000,000 stock options was determined to be $569,137, and was expensed in the year 2004 according to Section 3870 of the Canadian Institute of Chartered Accountants Handbook.

Depreciation and amortization increased by 189% in 2004. The increase in depreciation and amortization is attributable to the increase in capital and intangible assets as a result of the acquisitions made in 2003, as well as renovations done to new and existing stores in 2004.

Bank charges and interest continued to decrease during 2004 as the Company repaid all shareholders loans and two of its mortgages.

Earnings before income taxes jumped to $813,072 in 2004 compared to $163,750 in 2003. After provision of income taxes, net income reported is $301,581, a 4% decrease from that of 2003. Basic earnings per share dropped from s $0.052 to $0.027.

Summary of Quarterly results

	Mar-03	Jun-03	Sep-03	Dec-03	Mar-04	Jun-04	Sep-04	Dec-04
Revenue	2,141,399	2,316,619	2,683,060	3,306,448	2,866,248	3,489,358	4,117,182	4,294,302
Net earnings	50,512	27,697	75,903	158,638	17,538	465,216	38,410	(219,583)
Basic earnings/share	0.012	0.006	0.007	0.014	0.002	0.042	0.003	(0.020)
Diluted earnings/share	0.012	0.006	0.007	0.014	0.002	0.042	0.003	(0.020)

On a quarterly basis, revenue continues to grow during Q4 of 2004, increasing 30% over the same period last year and 4% over that of Q3 2004. There was a net loss of $219,583 reported but this loss was caused primarily by the 1,000,000 stock option expense discussed above as well as income tax provision made for the year.

Liquidity and Capital resources

Working capital improved to $657,840 at December 31, 2004, compared to $236,738 the previous year. Cash and cash equivalents were at $1,535,153 as at December 31, 2004, increased from $216,766 a year ago.

The Company had a net cash inflow from its operating activities of $2,242,619 in 2004 as compared to a net cash outflow from its operating activities of $772,594 in 2003.This increase is the result of a significant increase in 2004 income, increase in payable and decrease in accounts receivable during the year.

Net cash required by investing activities decreased to $476,984 in the year ended 2004 from $851,325 in the year ended 2003, as the Company made no new business acquisition in 2004.

The Company had a net cash outflow from financing activities of $447,248 in 2004 from a net cash inflow of $198,707 in 2003. This was primarily due to the repayment of advances from shareholders and mortgage loans during the year.

During 2004, the $300,000 line of credit remained in place (2003 - $300,000) to provide for a liquidity backup.

The Company anticipates that its cash flow to be sufficient to fund future operations, as well as to finance its planned growth through internally generated funds.

Contractual obligations

	Lease Payment
2005	$290,783
2006	$259,376
2007	$188,688
2008	$139,053
2009	$24,249

The Company has entered into leases for fourteen retail and office premises. The leases are normally 5 years with various expiry dates.

The Company also owns six commercial (retail) condominium units, two in Vancouver and four in Toronto. They are all located in high traffic pedestrian malls. Two of the six units have mortgage loans outstanding as at December 31, 2004. Subsequent to year end, these two mortgages were also repaid.

In 2003, the Company took assignment of a sale and purchase agreement of a commercial (retail) unit which was expected to close in 2005. This unit actually closed in 2004. No financing was required for this purchase.

Off-balance sheet arrangements

The Company had no off-balance sheet arrangement in place at year end December 31, 2004, other than the operating leases referred to in the contractual obligation table.

Transactions with related parties

Other than shareholders loans for $250,000, which were repaid during the year, and fees of $30,000 paid to directors , the Company had no transactions with related parties in the year 2004.

Details of critical accounting estimates

In 2003, the Canadian Institute of Chartered Accountants ("CICA") adopted new standards in the recognition of stock-based compensation expenses in the income statement for employee stock-based compensation transactions. Certain estimates were made in the determination of the fair market price of options issued in 2004 using the Black-Scholes option pricing model. Management believes those estimates are appropriate.

The Company's significant accounting policies are disclosed in note 2 of the consolidated financial statements.

Reporting back

In the 2003 Management Discussion and Analysis, management discussed the outlook on the following areas affecting the Company in 2004 – below is an update on these items:

- Three of the four locations identified in 2003 opened for business during 2004.

- The Company's Dealer Agreement with its service provider was renewed during 2004.

Outlook

Following 2003's and 2004's expansion, more stores are planned for 2005, with one store already scheduled to open in the first quarter and another one most likely in the second quarter, both in Toronto. The Company continues to look for growth opportunities either through new store opening or acquisition.

The Company expects revenue to continue to increase due to the maturing of the stores opened during the past two years, and the growth in residual income as a result of the growth in total subscriber base from activations.

In terms of market developments, Rogers Wireless, the Company's carrier, has announced the launch of Voice over Internet Protocol(VoIP) service later this year. Although details of such service have not been disclosed, it will no doubt bring in a new level of competition in the telecommunication industry. We look forward to the new opportunities this will create.

Risk Factors

Competition in the retail wireless market is always intense and is expected to continue in the future. The Company is committed to stay competitive in the marketplace. Besides opening new stores, the Company has invested and will continue to invest in renovating existing stores, as well as upgrading it's systems in order to remain competitive.

The success of the Company depends heavily on its service provider, Rogers Wireless, to continue bring new products and services into the marketplace. Management is confident that given the track record of Rogers as the leader in innovative products in Canada, the Company will continue to stay ahead of the marketplace.

The Company does not expose itself to high credit risk as only a small percentage of its sales are on credit terms. However, a significant percentage of its receivables are from Rogers Wireless, a subsidiary of Rogers Communications Inc.

Forward-looking statements

This MD & A contains certain forward-looking statements that are made based on management's judgment and expectations, but are inherently subject to risks and uncertainties beyond management and the Corporation's control. These risks and uncertainties include economic conditions, market fluctuations, interest rate, regulatory change and competitive developments. Actual results may differ materially from those anticipated in the forward-looking statements.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, **EDGAR PANG**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of **ADVENT WIRELESS INC.** (the issuer) for the period ending **December 31st, 2004**;
2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;
3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and
5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 29, 2005

"Edgar Pang"
(Signature) Edgar Pang

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, **PANG GEN WONG,** certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of **ADVENT WIRELESS INC.** (the issuer) for the period ending **December 31st, 2004**;
2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;
3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and
5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 29, 2005

"Pang Gen Wong"

(Signature) Pang Gen Wong - CEO

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

ADVENT WIRELESS INC. (the "Company")

TO BE HELD AT 2550-555 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA V6B 4N5

ON FRIDAY, MAY 27, 2005, AT 10:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints PANG GEN WONG, President and a Director of the Company, or failing this person, **EDGAR PANG**, Secretary and a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

	Resolution	For	Against
1.	Ratification of acts, deeds and conduct of Directors		
2.	To set the number of directors at eight		
3.	Approval of the Company's 2005 Stock Option Plan		
4.	Approval of amendment to options		
		For	**Withhold**
5.	To re-appoint PricewaterhouseCoopers LLP, Chartered Accountants		
6. (a)	To elect as Director, Pang Gen Wong		
(b)	To elect as Director, Edgar Pang		
(c)	To elect as Director, Anthony Kei-Fat Chan		
(d)	To elect as Director, Sin-Kuen Yau		
(e)	To elect as Director, Bill Hui		
(f)	To elect as Director, Alice Chiu		
(g)	To elect as Director, Rebecca Chui		
(h)	To elect as Director, Ken Vong		

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

OFFICE OF INTERNATIONAL CORPORATE FINANCE
SECURITIES AND EXCHANGE COMMISSION,FILE NO 82-3675
450 FIFTH STREET N.W. MAIL STOP 3-7
WASHINGTON DC 20549
USA

2670

Registered Shareholder Id 0
Registered Shareholder Code 0


PROCESSING
RECEIVED
MAY 10 2005

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company of Canada.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of ***Pacific Corporate Trust Company*** *by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:* ***625 Howe Street, 10th Floor, Vancouver, British Columbia V6C 3B8 Fax: (604) 689-8144.***

FOUR WAYS TO VOTE

In addition to voting by mail or by fax, **SHAREHOLDERS CAN VOTE ON THE INTERNET OR BY TELEPHONE ANYTIME, 24 HOURS A DAY, 7 DAYS A WEEK.** With your proxy or Voting Instruction Form ("VIF") in hand, our time-saving automated services will prompt you to enter your ID and Code numbers and then guide you through the voting process. (Your ID and Code numbers should be located below your name and address on the proxy or VIF. If they are not on the proxy or VIF, they will be printed on the back of this flyer.) The system enables you to revote at a later time if you wish to change your vote prior to the cut-off time for submitting your proxy.

If your name, address and codes are not printed on the enclosed form of proxy, VIF or on the back of this flyer, you are a beneficial owner that has not consented to having your name disclosed to the issuer for direct mailing of shareholder materials, and this flyer has been sent to you by the intermediary in error. Such security owners are unfortunately unable to use the voting options described herein.

INTERNET VOTING

Website: http://www.stocktronics.com/webvote

If you would like to receive notice of and access to Issuers' material over the Internet in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.

TELEPHONE VOTING

1 888 TEL VOTE (1 888 835 8683)

PLEASE NOTE:
A proxyholder that is not a management proxyholder (ie: named in the instrument of proxy) cannot be appointed by telephone.

RETURN YOUR PROXY BY MAIL

PACIFIC CORPORATE TRUST COMPANY
625 Howe Street 10th Floor Vancouver BC V6C 3B8

RETURN YOUR PROXY BY FAX

604 689 8144